FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
Important Information
This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on April 12, 2007, containing a preliminary proxy statement and other documents filed by Vulcan Materials Company and Florida Rock Industries, Inc. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 11, 2007, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Vulcan Materials Company
Longbow Research Conference
May 30, 2007
Corporate Speaker: Donald M. James, Chairman and Chief Executive Officer

Speaker:	Thank you very much. I appreciate you joining us this afternoon for a report on Vulcan. While people are coming in and being seated, the theme of our Annual Report this year is where we need to be and growing. And certainly this is a culmination of a long-term strategic plan for Vulcan to be focused on not only the highest growth parts of the United States but also the parts of the United States where aggregate reserves are most limited and where we have the greatest opportunities for margin growth and earnings growth through our aggregate focus.

Certainly we’ll have some forward-looking statements here. I refer you to our SEC reports for the risks and uncertainties associated with our business. As you also know, we are in the process of acquiring Florida Rock and there are many SEC filings associated with that and I would refer you to those filings as they relate to that acquisition.

Let me start off by reporting to you how pleased we are that the Fortune survey of America’s Most Admired Companies continues to rank Vulcan at the very top of those surveys in many categories. In our category of building materials and glass, we were ranked number one overall but we’re also ranked number one in each of the eight categories among the construction materials and glass manufacturers in that survey. We also, our score in social responsibility and in long-term investment, two of the eight categories, ranked Vulcan in the top ten of all companies in the U.S. across all industries. We are in the top ten in social responsibilities with companies like Starbucks and Whole Foods and Walt Disney. I tell our people in our plants they’re challenged to be socially responsible when you’re blasting rock in neighborhoods is a little more difficult than when you’re selling fair trade coffee or organic foods.

But I think this is a reflection of a longstanding strategy at Vulcan. Why should we care about being socially responsible? Other than it’s the right thing to do, it’s also a key to our future ability to operate close in to growing metropolitan areas. We have to be good neighbors and we certainly are focused and have been focused for a long time.

Thirdly, our long-term investment for those who have been long-term shareholders in Vulcan, I’ll show you the results of that. We believe we’ve earned that reputation. We’re also in the top 20 of all Fortune 1,000 companies in the category of financial soundness and in use of corporate assets, all of which are financial measures.

When we look at how we have done in total shareholder return over almost any or any period in our history, over 15, over 20 years we’ve returned 15 percent per year; over 15 years, 18 percent; over five years, 22 percent; the last three years 42 percent; last year 53 percent in total shareholder return. If you go back 50 years, we have substantially outperformed the S&P 500. I think to understand this and to determine in your own minds whether this is sustainable, you need to understand the fundamentals not only of the aggregates industry in the United States but Vulcan’s strategy.

Our strategy is basically outlined on the left side of this screen. We believe it’s important to have a coast-to-coast footprint in embracing virtually all the high growth markets in the United States. It also regionalizes our or diversifies our regional exposure. We’ll talk more about what’s going on in California today, what’s going on in Virginia today, what’s going on in Florida today and many of our other states and how the ebb and flow of markets in individual states can make a difference to the consistency and predictability of our earnings.

We have focused on profitable growth. We think top line growth is important. Vulcan has a long history of growth through acquisition. We have a long history of having among the highest or the highest margins in the industry and that’s through cost control primarily and that’s a key feature for our company. We continue to reinvest through organic growth. We believe in our industry. We believe in our markets. And we have opportunities to reinvest capital at very attractive rates. We have long maintained very strong cash generation and strong balance sheets which allow us to do acquisitions when market conditions for acquisitions are favorable. And we are a very large land owner throughout some of these fast growing markets and effective land management and turning recycled land into other high production, high value usage is a key to our future as we go forward.

I’ll give you a little bit of our ’06 highlights. I’m sure you’re all familiar with this. Aggregate pricing was up 14.7 percent. We had margin expansion in all three of our major product lines; that is aggregates, asphalt and concrete. We repurchased last year $523 million of our stock at an average price of $77.37. We believe that was certainly value creative for our shareholders. We are currently trading at about $119. Our EPS from continuing operations on a diluted basis was up 45 percent.

Moving on to the first quarter, you’ll look at the bar chart in the upper right hand corner. We had a gargantuan volume quarter in the first quarter of ’06 based largely on very favorable weather throughout our markets. Our volumes were down in the first quarter of ’07 but were consistent with first quarter volumes over the last several years but they were weak in comparison to ’06 which we believe were very atypical. Our gross margin expanded 100 basis points despite slightly lower volumes and lower sales.

We had other sources of income in the quarter, including a $43 million gain on real estate in California as part of our land management program. Our EPS in the first quarter was up 30 percent over last year; net earnings up 34 percent compared to the prior year’s first quarter.

If you look at our longer-term history, we have grown earnings per share on a compound rate of ten percent per year over the last decade. That’s 28 percent over the last three years on sales growth over the last three years of about 14 percent per year on a compound basis.

I mentioned our strategy of focusing on the highest growth markets in the United States. The Vulcan-served states are in blue and green. The stars represent nine of the ten metropolitan areas in the United States that the demographers predict will add more absolute population in the current decade than any others. The one market we do not serve out of the top ten is Las Vegas. The reason population growth is important to us is that the correlation between job growth, population growth, household formation and aggregate demand is very significant, that is perhaps the most important factor toward the long-term growth in demand for our products. Another factor as we look at this map is that every ten years the U.S. Congress reapportions itself according to population shifts. And in the 2000 Census, ten Congressional seats moved out of the gray states and into the green and blue states. That pattern has continued now for several decades and demographers expect it will continue, population will continue to shift south and west.

A little bit about the fundamentals of the aggregates industry in the United States. We believe the location and quality of reserves are real key. That enables us to operate in protected markets and get margin expansion and price increase. The reason that’s so is that we operate in primarily local markets where the shipping radius on an individual quarry is relatively narrow. This industry, while there’s been a great deal of consolidation over time with much more consolidation announced in the past 12 months or so, it remains in the United States a highly fragmented industry.

There’s something over 5,000 individually owned quarrying operations in the United States. The top ten producers in the United States still produce not more than about 35 percent of the aggregates produced in the United States. That gives us opportunities for continued growth through consolidation. One of the other economic characteristics that particularly for Vulcan as well as the industry, but particularly for Vulcan is the relatively stable demand coming from public funding, both federal highways, airports, as well as state and local public infrastructure projects.

We have diverse end markets, public infrastructure being substantially the largest, followed by private non-res construction and then residential. And we’ll touch on each of those in more detail in a moment. Another simple fact is that aggregates, no one is doing basic research and development to find a substitute for something that sells for about $8 a ton. Aggregates are used in virtually all forms of construction and we believe there is very little price elasticity to demand for aggregates because they form a very small part of the cost of any construction project.

We look at intensity, that is aggregate intensity per dollar of construction put in place. Residential we put at a one, that is for the ratio of a dollar spending to aggregates in residential would be one. For highways on the other end of the scale it’s about a seven. That is highways are about seven times as aggregate intensive per dollar of construction put in place as residential. In between is other public infrastructure like airports and sewer and water projects. That would range in the range of about three to four on a ratio basis. Private non-res, while it is highly variable across different private non-res sectors, it runs about 1.7 or 1.8 on a ratio scale.

This chart is terribly busy but the blue bars are demand from all sectors other than housing, which for us is about 75 percent plus. The red line is demand from housing. It comes as no surprise to any of you that the demand here, and these are I guess dollars of construction, percent change in dollars of construction. Housing is down but you see very solid growth in demand coming from private non-res and public infrastructure.

If we go to each individual market, you see single family housing starts obviously down in ’06 over the peak in ’05. Mortgage rates remain favorable. They obviously have ticked up some. They did tick up some in ’06 over ’05. We believe the key to residential in our markets is the absorption of excess inventory which is underway. We see falling housing prices as being favorable in the sense that it will clear the inventory. Our markets are generally high growth. We see population growth continuing, job growth continuing, household formation continuing.

We can’t tell you when the housing market will hit bottom and flatten out and begin to recover. But we certainly believe it will be market-specific. We have many, many of our large markets, including North Carolina, Georgia, Texas where there virtually is no housing crisis where housing remains very strong. In Northern Virginia, Florida, Phoenix and Southern California we certainly see a significant downturn in housing. But given the demographics of those markets, we believe that phenomenon is relatively short-lived.

When we look at private non-res construction, we have a very different picture. It turned down sharply after the collapse of the tech sector and 9/11. You can see on an annual basis the bar chart at the top and on a shorter time period the line graph on the bottom. You see a downturn beginning as I’ve said with the collapse of the tech sector bumping along the bottom from mid ’02 to mid ’05 and then steady growth coming back. One of the more encouraging growth pieces of private non-

res today is industrial capacity which we have not seen much of in the U.S. other than some of the automobile plants in the Southeast and Southwest. We’re now seeing energy projects along the Gulf Coast becoming very significant users of aggregates, both LNG facilities as well as refineries, which we are in very favorable position to supply out of our Mexican quarry by ship.

Moving on to public infrastructure, you see the growth in funding under the federal highway bill through FY09. The last highway bill which was passed in ’05 contained a 32 percent increase in funding for Vulcan-served states over the prior six year bill compared to 28 percent for the rest of the United States. That is explained almost entirely by shifts in population and the resulting shifts in political power in Washington.

News magazines are increasingly reporting on the need for much greater infrastructure spending in the United States. In the week of May 7th, both U.S. News World Report and BusinessWeek had cover stories. U.S. News’ report is simply talking about the dramatic increase in population and vehicle miles traveled trying to travel over in essence a flat availability of lane miles. And as a result of that, commutes are getting longer and tougher. The BusinessWeek article focuses on private funding stepping in to fill voids where public funding has not kept up with demand.

We look at what’s happening at the state level and we’ve picked out several states here. These states happen to be those where Florida Rock and Vulcan both currently operate. These are highway awards, the percent change in highway awards over a 12 month period. These are Dodge reports. They are available certainly to anyone out there. You can see strong growth in highway awards in Maryland, in Florida, in Georgia.

We flip on over to California which is not a Florida Rock served state but which today is Vulcan’s largest state, accounting for about 25 percent of our revenues. If you’re not familiar with Governor Schwarzenegger’s new public infrastructure program in California, I think you should be if you have an interest in Vulcan. Governor Schwarzenegger has proposed over $200 billion over ten years in public infrastructure spending in the State of California. The first half of that or about $116 billion has been approved by the legislature, approved by the voters of California, is in the process of being allocated to various projects around the state and beginning in 2008 we’ll start seeing the benefit of this new infrastructure program. Governor Schwarzenegger wants to get the extra $100 billion that’s not yet approved and on the ballot probably in November we’ll see another $43 billion bond issue proposed to fund the remaining $100 billion he wishes to do.

To give you some example of what’s happening with highway spending in California, if you looked at FY05, California spent $900 million on highways. FY07, the current fiscal year, they’re spending $4.6 billion. None of that $4.6 is coming out of this new infrastructure program. That will give you some sense of the order of magnitude of the change in public infrastructure spending that California will see over the next decade.

After California announced its infrastructure plan, we were very happy that just recently in April the Virginia legislature along with the governor have announced a new infrastructure spending program in that state. It will lay out about $1 billion a year to the transportation and highway system which is almost double the spending in that state for each of the next six years. In addition, this bill also provides that local governments or regional governments in Hampton Roads(?) and Northern Virginia have the ability to raise additional revenue for highways systems in those markets which are the two fast growing population areas in the State of Virginia.

I’ve talked a lot about population growth, why that’s important. Following the Florida Rock transaction, Vulcan will have an extremely strong presence in Georgia, Florida, Texas and California. If you look at the projected population growth in these four states, these are the highest growing, fastest growing states in absolute population in the United States. You see steady growth in all four states. That’s important to us because when you look over at what’s happening with population growth, employment growth, household formation and aggregate demand you see that the existing Vulcan-served states are growing faster than the U.S. But Florida is growing dramatically faster than the U.S. and dramatically faster than the remaining Vulcan-served states. We’re optimistic about Florida even with the downturn in housing. All of the growth projections for population, employment and household growth continue very, very strong in the State of Florida.

If you look at Vulcan’s footprint, we’re the blue dots, Florida rock are the red dots. You see it greatly strengthens our position in Maryland, Virginia, Georgia and Florida. Those are the states that I showed you the 12-month highway award data for. Each of those states is growing in public infrastructure spending and each has a very strong population growth projection.

Hopefully you’ve all seen the data on the structure of the Florida Rock transaction. I won’t go through this. Suffice it to say we hope to close by the end of the summer. We’re working our way through the Hart-Scott process at the Justice Department.

Florida Rock was a great fit for us. It certainly is consistent with our strategy of growing in fast growing states that have limited aggregate reserves. Florida Rock gives us a very strong reserve position in some of the best states in the country. It certainly expands our geographic footprint and further diversifies our regional exposure and it helps us remain focused on aggregates, which is the product we believe has the greatest advantage in the heavy construction materials chain.

We believe that Florida Rock will be accretive to Vulcan’s earnings in 2008 and beyond. We are projecting annual synergies of about $50 million a year. It certainly will enhance our earnings growth and our cash flows. It will allow us to make our capital structure much more efficient. We have not had enough leverage on our balance sheet, particularly with low cost long-term debt. And this will allow us to take our balance sheet up to a more efficient place where it will lower our weighted average cost of capital. We certainly will have strong cash flows to enable us to continue to grow our dividend and to pay debt down to get to our target capital structure.

We believe Florida Rock presents a low integration risk for a large acquisition. We have a proven track record of having made a number of large acquisitions, including public companies over the last decade. The Florida Rock cultures and the Vulcan culture are very compatible. We think about our businesses very similarly. And we have very similar management philosophies.

We like to think we’ve done a great job for our shareholders in growing our earnings and our total return to shareholders and our market price. Florida Rock, as you can see, has a ten year compound average growth rate in sales that is greater than Vulcan’s. But they also have earnings growth rates that are greater than Vulcan’s. I mentioned to you earlier that we’ve grown earnings at a compound rate of 28 percent over the last three years. Well, Florida Rock has grown its earnings by 40 percent per year over the last three years. We believe that is a testament to the strength of the Florida market.

Going forward, you will see that our proforma total debt to total cap will move from about 21 percent on the Vulcan balance sheet, two percent on the Florida Rock balance sheet to about 51 percent. As I’ve said, it will allow us to reduce our weighted average cost of capital. We certainly will maintain our investment grade rating on our debt. And you can see the Vulcan’s total debt to total cap following the CalMat acquisition. We bought CalMat, another New York Stock Exchange public company. We closed that in early ’99. Took our debt to total cap up to about 45 percent and by 2004 we had dropped that down to 20 percent level.

I mentioned that Florida Rock brings to us a very enviable reserve position and high growth markets. You can see that 1996 Vulcan had about 7.5 billion tons of proven and probable reserve. We’ve mined 2.4 billion tons in that period. And through greenfield sighting, reserve expansion and acquisition we added 6.3 billion tons. So at the end of 2006 we had 11.4 billion tons of reserves, which for us was about 45 years at our current production levels.

Florida Rock brings 2.5 billion tons of reserves in the states I mentioned. That’s about 56 years of reserves. So when you put it together, our total proven probable reserve level will be at 13.9 billion tons of reserves. It is reserves in these fast growing markets that is the basis for future earnings growth and cash flows. It is impossible to replicate this reserve position. You can’t do it through acquisition unless you buy us. You can’t do it through greenfield sighting. You can’t do it through both on acquisition. It is a remarkable reserve position that of course extends from California to Washington, DC and touches virtually all the high growth markets in the United States. These reserves are not in Wyoming. These are reserves that are close in to Atlanta and Washington and Phoenix and San Diego and Los Angeles and San Antonio and Charlotte and many of the other, of the best markets in the country.

The combined Florida Rock/Vulcan company will still be very aggregate focused. Sixty percent of our revenues including transfers to downstream products at market prices will come from aggregates. If you look at our total revenues that are tied to Vulcan aggregates, that is aggregate sales and asphalt sales and concrete sales that contain Vulcan aggregates, 88 percent of the total revenue of the combined company will be tied to the aggregates which Vulcan will control following the transaction.

In conclusion and before I take your questions, I want to reemphasize that whatever period of time, whether it’s 50 years or 20 years or 10 or three or two or one, Vulcan has substantially outperformed the S&P 500. It is because we are an aggregate-focused company and that has allowed us to continue to get high margins and relatively high growth without having our ability to have sustained strong total shareholder return performance diminished by competition.

Certainly 2006 was another record year from us. Aggregates is a local business. If we’re the strongest player in Atlanta it means nothing in San Diego. If we’re the strongest player in Atlanta, it means nothing in Birmingham, Alabama, which is much closer. This is an industry that is where demand is local, where supply is local and that’s why being a strong producer in local markets is the real key to our future.

As I mentioned, we believe the combination with Florida Rock will enhance our leadership position in aggregates in the United States. It will make our business that much more valuable by adding the reserves in these high growth markets where Florida Rock is located. It will certainly optimize our capital structure. And we believe it will be financially compelling for both Florida Rock shareholders as well as Vulcan shareholders. I’ll be happy to respond to your questions. Yes?

Q:	The Cemex acquisition of Rinker, they’re going to have to divest 39 facilities relatively small number of facilities. But can you talk about does this create some more acquisition opportunities for you just to pick off some of those? Second of all, is that going to help pricing in any of your markets?

Answer:	The assets as I understand it that Cemex will have to sell include some concrete plants in the Florida Panhandle, a couple of aggregate facilities in Tucson and some concrete in Tucson and maybe one plant in another city in Arizona. We don’t think any of those assets are really strategic for us. I mean we would be happy to have them but they’re not that strategic. Did you have a second part of your question?

Q:	[Inaudible]

Answer:	I think for Cemex to pay what it did for Rinker, for us to pay what we did for Florida Rock, for Heidelberg to pay what it did for Hanson, you have to believe in this industry and you have to believe in the fundamentals. Everybody in the world wants U.S. aggregates right now and there’s a very good reason for that and it’s because it’s a scarce resource that is not replicable. So you’re seeing Holcim, Heidelberg, Cemex, Lafarge looking at the same assets that we’ve always looked at and that is U.S. aggregates because it is — those of you who have followed this industry realize that what we have today may be about all there is because getting new reserves permitted in these high growth metropolitan markets is not generally doable. Are there other questions? Yes, sir?

Q:	[Inaudible]

Answer:	Well, Vulcan has about 75,000 acres. Florida Rock has about 25,000. This isn’t a buffalo ranch in Montana. These are individual parcels in the markets we serve. In addition to that, we have long-term leases, as does Florida Rock on a lot of additional land. To give you one sort of milestone, we bought CalMat for about, including assumed debt, for about $960 or $970 million in ’99. Year to date, we have sold or through today we’ve sold about $318 million or so of real estate assets from that acquisition and this is land that has been mined or is buffer land or is land that for one reason or another couldn’t be zoned or permitted. And our strategy basically is to develop. We have 250 aggregate producing sites in these markets I talked about. Our strategy is to do a mine plan which takes into account the ultimate highest and best use for the residual land, which is almost always real estate development because the development goes around us. I wish I had some pictures of some of those. But we have developed a number of old quarries into residential real estate where you’ve got a big beautiful quarry lake and high end homes around. We’ve developed some into commercial where the zoning is appropriate, office buildings. We don’t build the buildings. We take it through the entitlement process so that a developer can then take it in pieces or in the entire piece and turn it into developable land.

There is a tremendous amount of value in this real estate. Our goal is to be visionary in how we mine our property so that when we finish we have developable real estate. I’ll give you some examples. Oftentimes people who mined aggregates took the overburden and just put it wherever, covered up developable land or didn’t compact it. Our strategy even though it costs us a little more as we mine is to place that overburden in the proper location for future development, compact it as we go so that there is a buildable site when we finish. And it is remarkable what the residual value of a lot of this real estate is. I can’t tell you what that number is but it is a very substantial.

And in California we have jokingly but it’s based on fact that we extract the aggregate, then we take in clean fill and fill it back up. We get paid for the aggregate. We get paid for taking the clean fill back in and compact it. And then we sell the land for development. So there’s all — in many cases there’s much or more value in what we do after mining as there is in what we extracted through mining.

Q:	Just one follow up. You said you paid $960 million for that CalMat and you sold about $318 million of real estate. How many acres of that asset has been sold? Just to kind of get — it looks like you received 33 percent back in real estate assets.

Answer:	I don’t know the answer to that. We have not sold any aggregate producing or potential aggregate producing land. This is all land that’s been reclaimed or was land that we bought in order to get a site permitted and this was the deal with the local government to sell it for development. So we have not — in fact, we have invested tremendous amounts of money in California acquiring new reserves since we bought CalMat because as you can imagine from this infrastructure program that’s about to take off in California, in fact there’s a study I would refer you to, I believe the California Geological Survey, are looking at demand and supply in California and are saying demand is a multiple of supply. Where is it going to come from? That’s music to our ears. There’s a very similar study in the State of Florida. Other questions? Yes, sir?

Q:	Earlier today I think Martin Marietta said that the Rinker acquisition applies about 14 times the EBITDA multiple for the aggregate and the Hanson acquisition multiplies about 16 times and the Florida Rock acquisition multiplies about 18 times EBITDA.

Answer:	Well, we didn’t figure it that way. I haven’t seen Martin Marietta’s numbers. But I would say to you that a ton of permitted reserves in Florida are worth more than they are in Wyoming. And we paid I think our calculation is we paid 11.3 times EBITDA, trailing EBITDA for Florida Rock at a time we were trading for 11.9 times trailing EBITDA and they’re in better markets with longer-term reserves than we have. I don’t — I haven’t — I don’t know how he calculated those numbers. And I don’t — I’m not — I guess the EBITDA multiple for Hanson was 12.7 on a trailing basis total. The Florida Rock’s margins with their product split, with concrete, cement and aggregates was a shade higher than ours, which is heavily, heavily aggregate and just to return the favor is several hundred basis points higher than Mark Marietta’s [inaudible] company. So [inaudible]. That’s all done in good spirit, you understand.

Q:	Don, you’re now in the cement business with the acquisition.

Answer:	We are. Everybody in the world wants to buy that cement plant too.

Q:	Talk a little bit about that. What are the pros and cons of keeping that plant and expanding. I know John Baker’s going to sit on your board. And [inaudible] pros and cons associated with just selling that cement business.

Answer:	Well, we would have no trouble selling that cement plant at a lot more than we paid for it. That’s not our strategy. We intend to continue to operate the Florida Rock business as it is. We think that integration in Florida with aggregate, cement and concretes is the business model that has worked in Florida. Many other markets in the U.S. concrete does not yield the same returns as aggregates but in Florida with that integrated market structure it certainly has. Cement has been very, very profitable in Florida. We certainly aren’t engaging on a global cement strategy. But our strategy is we think that model works very well in Florida and we’ll continue to do that. Florida Rock is probably a better concrete producer than Vulcan. Certainly they’ve had more experience with it over a longer period of time.

One of the unquantified synergies of this transaction is to get the expertise of Florida Rock and extend it to our concrete businesses in Texas, New Mexico, Arizona and California. We believe we can bring some value to the Florida Rock aggregate businesses. We certainly have a larger cadre of experienced people running aggregate businesses. But we think the combination of the two, particularly our ability to serve Florida from our large quarry in the Yucatan Peninsula and Mexico by ship and our inland quarries in Alabama and Georgia where we can serve Florida by rail give us a real opportunity for synergies there. Certainly Florida with the Cemex/Rinker acquisition and the Vulcan/Florida Rock acquisition we think will continue to be a tremendous market for heavy construction materials notwithstanding the current softness in housing construction. Other questions? Yes, sir?

Q:	This is a follow up to the other question over there on valuation. You’ve talked a lot about the strategic rationale for the merger and your merger agreement has pretty strict and well defined carve outs for downturns in the housing market in Florida particularly. But I know you were asked this on the call, but given the exceptionally weak results at Florida Rock, are there — is there any thoughts from the Vulcan side of maybe amending the terms of the merger agreement?

Answer:	We have said before we did not buy Florida Rock for their ’07 earnings and we certainly didn’t buy them for their first quarter or first calendar quarter ’07 earnings. We bought Florida Rock essentially for their long-term aggregate reserves and the opportunities that Florida created for our quarries in Mexico, Georgia and Alabama to serve Florida.

One of the things that made the Florida Rock transaction possible and probably the only thing that made it possible was the market, financial market reaction to the anticipated downturn in housing in Florida in ’07, which took the share price from $68 to at some point $38 I believe or $39. Had it not been for that financial market reaction to the anticipated downturn which we’re seeing, we would never have had the opportunity to buy Florida Rock. We recognize that it was a short lived opportunity. When we bought CalMat back in 1998, California was in about the fourth or fifth year of a severe downturn as a result of the end of the Cold War and the huge cutback in defense spending in California plus the dramatic cutback in public infrastructure spending that had occurred in California and the out migration of population following that job loss. CalMat stock when from $44 a share to about $15 a share in that time period, which gave us an opportunity for acquisition.

The bankers wanted to wait until the housing market in Florida began to recover before they wanted to talk about an acquisition. But from the Vulcan standpoint that would have been way too late because at that point you guys would have driven the stock price back up to reflect recovery. So we certainly bought Florida Rock knowing full well that housing was going to be tough in Florida throughout probably all of 2007. As I jokingly said to somebody, it’s going to make our comps easier though in ’08 and ’09.

But the answer to your question, are we thinking of backing out or renegotiating? The answer to that is no.

Speaker:	Thanks, Don.

Don:	Thank you very much.
END